UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                              INFORMATION STATEMENT
                        PURSUANT TO RULES 13d-1 AND 13d-2
                    Under the Securities Exchange Act of 1934


                          Tennenbaum Opportunities Fund V, LLC
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   NONE
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. NONE                                         		 Page 2 of 4 Pages
Tennenbaum Opportunities Fund V, LLC

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NEW YORK LIFE INSURANCE COMPANY (NYLIC)
       NEW YORK LIFE INSURANCE COMPANY PRIVATE EQUITY SEPARATE ACCOUNT No.39-001
	(SA 39)


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                              (b) [X]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK, NEW YORK

NUMBER OF                  5.     SOLE VOTING POWER          0
SHARES
BENEFICIALLY               6.     SHARED VOTING POWER:  NYLIC - 400
OWNED BY					   	SA 39 - 150 (shared
EACH				with its investment manager, NYLCAP Manager LLC)
REPORTING
PERSON                     7.     SOLE DISPOSITIVE POWER     0
WITH
			   8.     SHARED DISPOSITIVE POWER: NYLIC - 400
					                    SA 39 - 150 (shared
				with its investment manager, NYLCAP Manager LLC)



9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON             	NYLIC - 400; SA 39 - 150 (shared
				with its investment manager, NYLCAP Manager LLC)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   NYLIC - 5.51724%
							SA 39 - 2.06896%

12.   TYPE OF REPORTING PERSON*

                  Insurance Company

        *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP NO. NONE	                                         	 Page 3 of 4 Pages
Tennenbaum Opportunities Fund V, LLC


Item 1(a)     Name of Issuer:   Tennenbaum Opportunities Fund V, LLC

Item 1(b)     Address of Issuer's principal executive offices:

				2951 28th Street, Suite 1000
				Santa Monica, CA 90405
				310-566-1000

Item 2(a)     Name of person filing:
		NEW YORK LIFE INSURANCE COMPANY (NYLIC)
		NEW YORK LIFE INSURANCE COMPANY PRIVATE EQUITY SEPARATE ACCOUNT No.39-001 (SA 39)

Item 2(b)     Address of principal business office:

                                51 MADISON AVENUE
                                NEW YORK, NY  10010

Item 2(c)     Citizenship: See Item 4 of Cover Page

Item 2(d)     Title of class of securities: See Cover Page

Item 2(e)     Cusip No.:   See Cover Page

Item 3        Type of Person:	See Item 12 of Cover Page

Item 4(a)     Amount beneficially owned:  NYLIC - 400; SA 39 - 150


Item 4(b)     Percent of class:      NYLIC - 5.51724%; SA 39 - 2.06896%

Item 4(c)     For information regarding voting and dispositive power with
		respect to the above listed shares see items 5-8 of Cover
		Page.

Item 5        Ownership of 5 percent or less of a class:	NOT APPLICABLE

Item 6        Ownership of more than 5 percent on behalf of another person:

					NOT APPLICABLE

                                  SCHEDULE 13G

CUSIP NO. NONE         		                                 Page 4 of 4 Pages
Tennenbaum Opportunities Fund V, LLC



Item 7        Identification and classification of subsidiary which acquired the
		security being reported on by the parent holding company:
			NOT APPLICABLE

Item 8        Identification and classification of members of the group:

		New York Life Insurance Company Private Equity Separate Account No. 39-001 ("SA-39") and New York Life Insurance Company ("NYLIC") are filing as a group because SA-39 is an insurance company
		pooled separate account created by NYLIC and has the same
		investment manager as NYLIC as to the Shares.   However,
		because separate investment decisions are made with respect to the portfolio holdings of each Reporting Person, and there is no agreement among the Reporting Persons with respect to voting, each Reporting Person disclaims beneficial ownership of the other's holdings and disclaims its membership in a group with the other Reporting Person, where the purpose of the group is to acquire or influence control of the Issuer.


Item 9        Notice of dissolution of the group:     NOT APPLICABLE

Item 10       Certification:

             	By signing  below I certify  that, to the best of my knowledge
		and belief, the securities referred to above were acquired and
		are held in the ordinary course of business and were not acquired
		and are not held for the purpose of or with the effect of changing
		or influencing the control of the issuer of the securities and were
		not acquired and are not held in connection with or as a participant
		in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: January 23, 2006

                                    /s/ Thomas Haubenstricker
                                    -----------------------------
                                    Name:  Thomas Haubenstricker
                                    Title: Executive Vice President